UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K/A

(Amendment No. 1 to Form 6-K filed on January 15, 2020)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File No. 001-32500

TANZANIAN GOLD CORPORATION

(Translation of registrant’s name into English)

Bay Adelaide Centre, East Tower, 22 Adelaide Street West, Suite 3400,

Toronto, Ontario M5H 4E3 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒

 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Explanatory Note.

This Amendment No. 1 on Form 6-K/A (the “Amendment”) amends the Report Of Foreign Private Issuer on Form 6-K originally filed by Tanzanian Gold Corporation (the “Company”) on January 15, 2020 (the “Original Form 6-K”). The purpose of this Amendment is to refile in its entity Exhibit 99.2, Management’s Discussion & Analysis for the three months ended November 30, 2019.  Except as provided herein, the other disclosures made and exhibits filed in the Original Form 6-K remain unchanged.

Documents included as part of this Report:

Exhibit No.	Document

99.1	Management’s Discussion & Analysis for the three months ended November 30, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANZANIAN GOLD CORPORATION
(Registrant)

By:	/s/ Donna M. Moroney
Donna M. Moroney
Corporate Secretary

Date:	January 17, 2020